EXHIBIT 99.1

DUNXIN FINANCIAL HOLDINGS LIMITED

23th Floor, Lianfa International Building,

128 Xudong Road, Wuchang District,

Wuhan City, Hubei Province, 430063

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on January 16, 2023

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting of shareholders (the “AGM”) of Dunxin Financial Holdings Limited (the “Company”), a Cayman Islands company, will be held at 10:00 a.m., Beijing time, on January 16, 2023 at the Company’s office at 23th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China, 430063.

No proposal will be submitted to shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 22, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://hbctxed.com/.

By Order of the Board of Directors,
/s/ Ricky Qizhi Wei
Ricky Qizhi Wei Chairman of the Board of Directors December 28, 2022